SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

Commission File Number   002-23478
                       ------------------------------

                           NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K   [ ] Form 20-F   [ [ Form 11-K    [X[  Form 10-Q
             | | Form N-SAR      | |  Form N-CSR

     For Period Ended:     SEPTEMBER 30, 2004
                      ----------------------------------------------------------

 [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 10-F       [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant       TURBOCHEF TECHNOLOGIES, INC.
                         -------------------------------------------------------

Former name if applicable       N/A
                           -----------------------------------------------------

Address of principal executive office
   (STREET AND NUMBER)       SIX CONCOURSE PARKWAY, SUITE 1900
                           -----------------------------------------------------

City, state and zip code       ATLANTA, GEORGIA  30328
                          ------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

         |   (a)  The reasons described in reasonable detail in Part III of this
         |        form could not be eliminated without unreasonable effort or
         |        expense;
         |
         |   (b)  The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[X]      |        N-CSR, or portion thereof, will be filed on or before the
         |        fifteenth calendar day following the prescribed due date; or
         |        the subject quarterly report or transition report on Form
         |        10-Q, or portion thereof, will be filed on or before the fifth
         |        calendar day following the prescribed due date; and
         |
         |   (c)  The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant determined on November 13, 2004 that its financial statements included in its Annual Reports on Form 10-K for the years ended December 31, 2002 and 2003 and its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004 contain errors. The Registrant is preparing restatements of the financial statements for those periods. The Registrant's Form 10-Q due on November 15, 2004 will necessarily have to reflect the carry-forward effect of the restated 2003 financials, which the Registrant cannot, without unreasonable effort and expense, complete in time for the Registrant to file its Form 10-Q within the prescribed time period. The Registrant will endeavor to file the Form 10-Q on or before the fifth calendar day following the prescribed filing due date. However, there can be no assurance that the deadline can be met.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      DENNIS J. STOCKWELL               (678)                   987-1700
-------------------------------------------------------------------------------
            (Name)                   (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

    [X]  Yes        [ ]      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X]  Yes        [ ]      No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the three and nine months ended September 30, 2004 will reflect a significant change over the same periods in 2003 in the earnings statements to be included in the Form 10-Q for that period. The reason for the significant change is that in March 2004 the Company entered into an agreement pursuant to which it began delivering its Tornado model speed cook oven in July 2004 to more than 20,000 Subway(R) restaurants. The number of the Company's oven sales in the second half of 2004 so far exceed those in 2003 that the Company believes a comparison of results to corresponding periods in 2003 are not meaningful. In addition, the financial results for the three and nine months ended September 30, 2003 are subject to adjustment in the Company's announced restatement of financials for 2002 and 2003. However, the Company believes the following are reasonable estimates of the significant change between the current periods and the corresponding periods last year, giving effect to the proposed restatement.

                                THREE MONTHS ENDED SEPTEMBER 30,               NINE MONTHS ENDED SEPTEMBER 30,
                            (Amounts in Thousands, Except Share Data)     (Amounts in Thousands, Except Share Data)
                            -----------------------------------------     -----------------------------------------

                                  2004           2003                                    2004          2003
                                  ----           ----                                    ----          ----

                                            (AS RESTATED)                                  (AS RESTATED)
Estimated Revenue               $ 31,006     $    507                                 $ 34,372     $  2,828

Estimated Costs and
   Expenses                       24,575        1,121                                   32,181        6,065

Estimated Operating
   income (loss)                   6,431         (614)                                   2,191       (3,237)

Estimated Net income
   (loss)                          6,419         (578)                                   2,212       (3,131)

Estimated Net income
   (loss) applicable to
   common stockholders             6,419         (638)                                   2,212       (3,310)

PER SHARE DATA:

Basic:

Estimated Net income
   (loss) applicable to
   common stockholders          $   0.21     $  (0.03)                                $   0.08     $  (0.17)

Diluted:

Estimated Net income
   (loss) applicable to
   common stockholders          $   0.08     $  (0.03)                               $   0.03     $  (0.17)



                          TURBOCHEF TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       NOVEMBER 15, 2004                By    /S/  JAMES A. COCHRAN
      ------------------------------            --------------------------
                                                 James A. Cochran
                                                 Senior Vice President and
                                                 Chief Financial Officer